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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Max A. Webb, Assistant Director Sonia Bednarowski Patrick Kuhn Lynwood Shenk

Re:	Spirit Airlines, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-169474

Ladies and Gentlemen:

On behalf of Spirit Airlines, Inc. (the “Company”) we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2010 and amended by Amendment No. 1 (“Amendment No. 1”) filed with the Commission on October 28, 2010 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package that includes eight copies of Amendment No. 2, four of which have been marked to show changes from Amendment No. 1.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received by facsimile on November 9, 2010, from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Management’s Discussion and Analysis, page 56

Trends and Uncertainties Affecting our Business, page 60

Maintenance, page 61

1.

We note your response to our prior comment 17. Subject to your response to other comments included in this letter, please revise to disclose either (a) that the amount of the increase in total maintenance costs and such cost as a percentage of revenue is subject to many variables such as

United States Securities and Exchange Commission

November 17, 2010

future utilization rates, average stage length, the size and makeup of the fleet in future periods, and the level of unscheduled maintenance events and their actual costs and that you cannot reliably quantify this trend for any significant period in the future or (b) trend information which quantifies the amount or range of amounts of the expected increase in maintenance expense as your fleet ages.

Response: In response to the Staff’s comment, the Company has modified the disclosure regarding maintenance on page 61 of Amendment No. 2 to be consistent with clause (a) of the Staff’s comment.

Critical Accounting Policies, page 61

2.	We note your response to our prior comment 18 and the expanded disclosure related to non-ticket revenues, frequent flier program and supplemental aircraft rent. Please further revise your critical accounting policies to specify the actual assumptions or judgments made and disclose how differing assumptions would impact your estimates. For example, disclose the actual assumptions that are made in determining the frequent flier incremental cost accrual and how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements. Your disclosures here should provide investors with the actual material assumptions and judgments you made in arriving at significant estimates included in your financial statements and provide investors with the ability to understand how differing assumptions and judgments would impact your estimates. Refer to FR-72.

Response: In response to this comment, the Company has revised and expanded the “Critical Accounting Policies and Estimates” section of Amendment No. 2 as requested.

Liquidity and Capital Resources, page 75

Net Cash Flow From (Used In) Investing Activities, page 76

3.	We note your response to our prior comment 20 but we do not believe it is adequately responsive to our comment. You state that your deferred maintenance costs are long-lived productive assets but you do not provide any substantiation to support your position. In this regard, paragraph 4.76 of the AICPA Audit and Accounting Guide for Airlines states that maintenance activities do not represent separately identifiable assets or property units in and of themselves, rather they serve only to restore assets to their original operating condition. Further, it is important to note that the deferral method of recognizing maintenance expense, which was permitted but not preferred by AcSEC, is simply an expense deferral model rather than a capital asset model. Therefore, we do not believe that selection of an expense deferral model should result in the view that such maintenance activities are long-lived productive assets. Further, you state that many participants in the transportation industry classify such costs similarly to you. However, based upon a review of the accounting by public companies listed by you as competitors in response to our prior comment four, it appears that the substantial majority (if not all) of them expense maintenance as incurred and classify the related cash outflows as operating activities. As these entities are your closest competitors, we believe that investors would be best served by providing comparability of your cash flows to them rather than unnamed participants in the broader transportation industry which you say classify costs “similarly”. Please reclassify your statements of cash flows to reflect maintenance expenditures as operating cash outflows and reclassify your statement of operations to reflect the amortization of such costs as a component of the maintenance expense caption.

United States Securities and Exchange Commission

November 17, 2010

Response: In response to the Staff’s comment, the Company has reclassified the statement of cash flows to reflect maintenance expenditures as operating cash outflows. The Company continues to believe that the presentation of the amortization of such costs is appropriately classified within depreciation and amortization on the statement of operations. To provide better comparability, the Company has provided additional disclosure in the “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” section regarding the amount that maintenance, material and repairs expense would have been if the Company had included the amortization of such costs within maintenance, material and repairs expense rather than depreciation and amortization expense.

Notes to Financial Statements, page F-7

Note 1. Summary of Significant Accounting Policies, page F-7

Passenger Revenue Recognition, page F-9

4.	We note your response to our prior comment 32. Your accounting policy results in you recognizing certain revenue earlier (upon issuance of the credit in advance of the date of scheduled travel) than you otherwise would (upon the scheduled date of travel) even though the instances in which this occurs are those in which your customers took a proactive step and paid additional consideration for the express purpose of preventing the value of their tickets from expiring upon the originally scheduled travel date. Please explain to us why you believe this is appropriate. In addition, the paragraphs of the AICPA Audit and Accounting Guide for Airlines you referenced in support of your accounting policy do not state that revenue breakage can be recognized at the date the travel credit is issued, but rather at the departure date at the earliest (and only when certain conditions are met) and that the recommended date for recognition of breakage is on the date of expiration. Therefore, we continue to believe you should revise your policy tor recognition of breakage. To the extent you do not revise your accounting policy for breakage to recognize such amounts upon expiration of credits, please provide us with a copy of the company-specific historical information that you used to estimate breakage on travel credits, referred to in your response, for all periods presented in your filing and revise your accounting policy and accounting to recognize breakage for credits no earlier than the scheduled departure date. Please also revise your disclosure to address recognition of the non-breakage portion of credits.

Response: In response to the Staff’s comment, the Company confirms that it does not recognize revenue ahead of a scheduled departure date and that amount of breakage recognized is not material. The Company has provided additional disclosure, including at page F-9 of Amendment No. 2 regarding this policy.

Note 13. Leases, page F-23

5.	We note your response to our prior comment 41 regarding your policy for evaluating the recoverability of non-refundable maintenance reserves paid to lessors. In your revised disclosure, you state that the amount of maintenance reserves that will not be recoverable through future maintenance events can generally be estimated only near the end of the lease term. You further state that you expense maintenance reserves when you determine that you will not recover them. In addition, in your response to our prior comment 17, you state that the amount of the future increase in maintenance costs is subject to many variables and, accordingly, you cannot reliably quantify the trend in future maintenance costs for any significant period into the future.

United States Securities and Exchange Commission

November 17, 2010

Based on the above, it appears that you expense maintenance reserves only near the end of the lease term when you conclude it is probable that they will not be recovered rather than making the required, periodic, affirmative conclusion at each balance sheet date that all maintenance reserves are probable of recovery and immediately writing-off amounts for which such conclusion cannot be made.

ASC 840-10-25-39A and 35-9A require evaluation of whether it is probable that reserves will be returned (i.e., used for qualifying maintenance) at both lease inception and periodically thereafter. At lease inception, this requires a comparison of total expected maintenance reserve payments over the lease term to total expected qualifying maintenance costs over the lease term. Estimating total expected maintenance reserve payments involves estimating total flight hours (or other use measure, such as landings) over the lease term, since payments are based on usage. Estimating total expected qualifying maintenance costs involves estimating the total number of qualifying maintenance events and the cost of such events over the lease term. These estimates involve a high degree of judgment and minor changes in assumptions may have a material impact on estimates.

If at lease inception it is determined that the lease requires excess reserves that are not expected to be returned, such excess amounts are not accounted for as maintenance deposits but rather as lease payments. Because this portion of the payments is essentially rent, but is not fixed and determinable because it is based on use of the aircraft, it is accounted for as contingent rent (expensed each month as flight hours are incurred).

Throughout the term of the lease, the lessee must continue to evaluate whether it is probable that reserves will be refunded for qualifying maintenance. If it is not probable that all reserves will be refunded, the expected unused excess amount must be expensed immediately.

Therefore, we believe you should reassess your accounting for maintenance reserve payments and tell us, based on information available at the time, the extent to which you were able to conclude that all such capitalized amounts were probable of recovery for each interim and annual period beginning in your fiscal year 2009. If you could not conclude all such capitalized amounts were probable of recovery, we believe you should expense those amounts in the earliest period of evaluation in which you could not conclude recovery was probable. In addition, you should then reconsider your accounting for remaining future maintenance reserve payments under the associated lease and bifurcate such payments between the portion that is expected to be returned (deposit accounting) and that which is not (rent expense).

After completing your reassessment of your accounting and providing us the results, please also revise your disclosure to conform your accounting policy to the applicable literature and to provide the following:

•	State that an evaluation of the recoverability of non-refundable maintenance reserves was performed at each balance sheet date;

•	State that it is probable that reserves will be returned and used for qualifying maintenance;

•	Disclose actual significant estimates and assumptions involved in recoverability assessments at lease inception and in subsequent annual periods; and

•	Quantify amount of maintenance deposits recognized as contingent rent because they were less than probable of being returned.

United States Securities and Exchange Commission

November 17, 2010

Response: In response to the Staff’s comment, the Company has clarified its disclosure that it in fact assesses the recoverability of maintenance reserves at lease inception and at each balance sheet date. In addition, as requested by the Staff, the Company is supplementally providing to Messrs. Kuhn and Shenk its underlying analysis under separate cover and subject to a request for confidential treatment.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2643 or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond

of LATHAM & WATKINS LLP

cc:	B. Ben Baldanza, Spirit Airlines, Inc. Thomas C. Canfield, Spirit Airlines, Inc. Leslie N. Silverman, Cleary Gottlieb Steen & Hamilton LLP